EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Reports First Quarter Results Including 18% Sales Improvement and New Records in Orders and Backlog; Raises Low End of Full-Year Outlook
Oak Brook, Illinois, May 2, 2022 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported results for the first quarter ended March 31, 2022.
First Quarter Highlights
•Net sales of $330 million, up $51 million, or 18%, from last year
•GAAP EPS of $0.33
•Adjusted EPS of $0.34
•Record quarterly orders of $453 million, up $69 million, or 18%, from last year
•Record backlog of $751 million, up $342 million, or 83%, from last year
•Raises low end of 2022 adjusted EPS* outlook range by $0.04, establishing a new range of $1.80 to $2.00
•Increases low end of 2022 net sales outlook range by $30 million; new range of $1.38 billion to $1.45 billion

Consolidated net sales for the first quarter were $330 million, up $51 million, or 18%, compared to the prior-year quarter. Net income for the first quarter was $20.5 million, or $0.33 per diluted share, compared to $22.2 million, or $0.36 per diluted share, in the prior-year quarter.
The Company also reported adjusted net income for the first quarter of $20.7 million, or $0.34 per diluted share, compared to $23.2 million, or $0.38 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Despite Ongoing Disruptions, Operational Performance Improved as the Quarter Progressed
“Our businesses worked diligently to mitigate the impact of ongoing supply chain volatility and increased coronavirus-related disruption that we experienced at many of our facilities in the early part of the year,” commented Jennifer L. Sherman, President and Chief Executive Officer. “As the quarter progressed, production levels and customer deliveries meaningfully improved, and with benefits from pricing actions and contributions from recent acquisitions, our teams were successful in delivering year-over-year top line growth of 18% during the quarter, at an EBITDA margin within our target range.”
In the Environmental Solutions Group, net sales for the first quarter were $274 million, up $46 million, or 20%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales were $56 million, up $5 million, or 10%, compared to the prior-year quarter.
Consolidated operating income for the first quarter was $28.5 million, up $0.7 million, or 3%, compared to the prior-year quarter. Consolidated operating margin for the first quarter was 8.6%, compared to 10.0% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the first quarter was $42.2 million, up $1.0 million, or 2%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 12.8%, compared to 14.8% in the prior-year quarter.
In the Environmental Solutions Group, adjusted EBITDA for the first quarter was $39.3 million, in line with the prior-year quarter, and its adjusted EBITDA margin was 14.3%, compared to 17.2% last year. In the Safety and Security Systems Group, adjusted EBITDA for the first quarter was $8.9 million, up $0.7 million, or 9%, compared to the prior-year quarter, and its adjusted EBITDA margin was 15.9%, compared to 16.2% last year.

Consolidated orders for the first quarter were $453 million, a new record for the Company, and an improvement of $69 million, or 18%, compared to the prior-year quarter. Consolidated backlog at March 31, 2022 was $751 million, another Company record, and an increase of $342 million, or 83%, from last year.
Financial Position Remains Strong, Providing Flexibility to Invest in Organic Growth, Fund M&A and Return Cash to Stockholders
Operating cash flow during the first quarter was $7 million. At March 31, 2022, consolidated debt was $330 million, total cash and cash equivalents were $39 million and the Company had $162 million of availability for borrowings under its revolving credit facility. During the first quarter, the Company completed the purchase of its manufacturing facility in University Park, Illinois.
“Our current financial position provides us significant flexibility to pursue strategic acquisitions and invest in organic growth initiatives, like the purchase of our University Park facility,” said Sherman. “We also remain committed to returning cash to stockholders through dividends and opportunistic share repurchases.”
The Company funded dividends of $5.5 million during the first quarter, reflecting a dividend of $0.09 per share, and the Board of Directors recently declared a similar dividend that will be payable in the second quarter.
The Company also funded share repurchases of $13.6 million during the first quarter.
Outlook
“Demand for our products and our aftermarket offerings remains at unprecedented levels, with both our orders and backlog this quarter again setting new Company records,” noted Sherman. “Although we expect the volatile supply chain environment to continue, we are encouraged with how our teams have navigated through these challenges so far this year. With our first quarter performance, our record backlog and current expectations of component availability, we are raising the low end of our full-year adjusted EPS* outlook range by $0.04, establishing a new range of $1.80 to $2.00. We are also increasing the low end of our full-year net sales outlook range by $30 million, establishing a new range of $1.38 billion to $1.45 billion.”
CONFERENCE CALL
Federal Signal will host its first quarter conference call on Monday, May 2, 2022 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-855-327-6837 and entering the pin number 10018930. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, risks and adverse economic effects associated with emerging geopolitical conflicts, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, cybersecurity risks, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP income from continuing operations and diluted EPS. In 2021, we made adjustments to exclude the impact of acquisition and integration-related (benefits) expenses, pension-related charges, coronavirus-related expenses and purchase accounting effects, where applicable. Should any similar items occur in 2022, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended March 31,
(in millions, except per share data)	2022	2021
Net sales	$330.2	$278.8
Cost of sales	254.5	210.0
Gross profit	75.7	68.8
Selling, engineering, general and administrative expenses	43.6	38.2
Amortization expense	3.3	2.6
Acquisition and integration-related expenses	0.3	0.2
Operating income	28.5	27.8
Interest expense	1.3	1.1
Other income, net	(0.4)	(0.5)
Income before income taxes	27.6	27.2
Income tax expense	7.1	5.0
Net income	$20.5	$22.2
Earnings per share:
Basic	$0.34	$0.37
Diluted	$0.33	$0.36
Weighted average common shares outstanding:
Basic	60.7	60.6
Diluted	61.4	61.7
Cash dividends declared per common share	$0.09	$0.09

Operating data:
Operating margin	8.6%	10.0%
Adjusted EBITDA	$42.2	$41.2
Adjusted EBITDA margin	12.8%	14.8%
Total orders	$452.6	$384.1
Backlog	751.2	409.5
Depreciation and amortization	13.4	12.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2022	December 31, 2021
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$39.2	$40.5
Accounts receivable, net of allowances for doubtful accounts of $2.6 and $2.1, respectively	156.4	136.0
Inventories	249.7	229.1
Prepaid expenses and other current assets	18.9	25.4
Total current assets	464.2	431.0
Properties and equipment, net of accumulated depreciation of $155.6 and $151.6, respectively	170.4	141.9
Rental equipment, net of accumulated depreciation of $45.3 and $43.8, respectively	111.0	108.4
Operating lease right-of-use assets	25.3	29.8
Goodwill	431.3	432.2
Intangible assets, net of accumulated amortization of $45.9 and $42.7, respectively	203.6	205.7
Deferred tax assets	8.1	8.4
Other long-term assets	11.2	8.7
Total assets	$1,425.1	$1,366.1
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$0.5	$0.6
Accounts payable	80.7	64.8
Customer deposits	28.5	21.9
Accrued liabilities:
Compensation and withholding taxes	24.2	29.9
Current operating lease liabilities	6.3	8.8
Other current liabilities	41.3	44.4
Total current liabilities	181.5	170.4
Long-term borrowings and finance lease obligations	329.2	282.2
Long-term operating lease liabilities	19.7	22.1
Long-term pension and other postretirement benefit liabilities	38.9	40.4
Deferred tax liabilities	54.5	53.2
Other long-term liabilities	13.5	13.8
Total liabilities	637.3	582.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 69.1 and 68.9 shares issued, respectively	69.1	68.9
Capital in excess of par value	259.3	256.7
Retained earnings	698.6	683.6
Treasury stock, at cost, 8.5 and 8.0 shares, respectively	(166.5)	(151.0)
Accumulated other comprehensive loss	(72.7)	(74.2)
Total stockholders’ equity	787.8	784.0
Total liabilities and stockholders’ equity	$1,425.1	$1,366.1

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended March 31,
(in millions)	2022	2021
Operating activities:
Net income	$20.5	$22.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13.4	12.2
Stock-based compensation expense	2.4	1.3
Deferred income taxes	0.3	0.5
Changes in operating assets and liabilities	(29.6)	(10.2)
Net cash provided by operating activities	7.0	26.0
Investing activities:
Purchases of properties and equipment	(33.7)	(4.3)
Payments for acquisition-related activity, net of cash acquired	(1.0)	(52.2)
Other, net	0.4	0.1
Net cash used for investing activities	(34.3)	(56.4)
Financing activities:
Increase in revolving lines of credit, net	46.8	10.1
Purchases of treasury stock	(13.6)	—
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(1.5)	(4.0)
Cash dividends paid to stockholders	(5.5)	(5.5)
Proceeds from stock-based compensation activity	—	3.3
Other, net	(0.1)	0.1
Net cash provided by financing activities	26.1	4.0
Effects of foreign exchange rate changes on cash and cash equivalents	(0.1)	(0.5)
Decrease in cash and cash equivalents	(1.3)	(26.9)
Cash and cash equivalents at beginning of year	40.5	81.7
Cash and cash equivalents at end of period	$39.2	$54.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three months ended March 31, 2022 and 2021:
Environmental Solutions Group

	Three Months Ended March 31,
($ in millions)	2022	2021	Change
Net sales	$274.2	$228.1	$46.1
Operating income	26.8	27.1	(0.3)
Adjusted EBITDA	39.3	39.3	—
Operating data:
Operating margin	9.8%	11.9%	(2.1)%
Adjusted EBITDA margin	14.3%	17.2%	(2.9)%
Total orders	$387.6	$324.2	$63.4
Backlog	690.1	379.3	310.8
Depreciation and amortization	12.4	11.3	1.1
Safety and Security Systems Group

	Three Months Ended March 31,
($ in millions)	2022	2021	Change
Net sales	$56.0	$50.7	$5.3
Operating income	7.9	7.2	0.7
Adjusted EBITDA	8.9	8.2	0.7
Operating data:
Operating margin	14.1%	14.2%	(0.1)%
Adjusted EBITDA margin	15.9%	16.2%	(0.3)%
Total orders	$65.0	$59.9	$5.1
Backlog	61.1	30.2	30.9
Depreciation and amortization	1.0	0.9	0.1
Corporate Expenses
Corporate operating expenses were $6.2 million and $6.5 million for the three months ended March 31, 2022 and 2021, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2022 and 2021 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three months ended March 31, 2022 and 2021 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, coronavirus-related expenses and purchase accounting effects, where applicable.

	Three Months Ended March 31,
(in millions)	2022	2021
Net income, as reported	$20.5	$22.2
Add:
Income tax expense	7.1	5.0
Income before income taxes	27.6	27.2
Add:
Acquisition and integration-related expenses	0.3	0.2
Coronavirus-related expenses (a)	—	0.9
Purchase accounting effects	—	0.1
Adjusted income before income taxes	27.9	28.4
Adjusted income tax expense (b)	(7.2)	(5.2)
Adjusted net income	$20.7	$23.2

	Three Months Ended March 31,
(dollars per diluted share)	2022	2021
EPS, as reported	$0.33	$0.36
Add:
Income tax expense	0.12	0.08
Income before income taxes	0.45	0.44
Add:
Acquisition and integration-related expenses	0.01	0.00
Coronavirus-related expenses (a)	—	0.02
Purchase accounting effects	—	0.00
Adjusted income before income taxes	0.46	0.46
Adjusted income tax expense (b)	(0.12)	(0.08)
Adjusted EPS	$0.34	$0.38
(a)    Coronavirus-related expenses in the three months ended March 31, 2021 include direct expenses incurred as a result of the coronavirus pandemic, that are incremental to, and separable from, normal operations. These expenses primarily related to the Company's employee wellness initiatives, including reimbursement for certain coronavirus-related expenses.
(b)    Adjusted income tax expense for the three months ended March 31, 2022 and 2021 was recomputed after excluding the impact of acquisition and integration-related expenses, coronavirus-related expenses and purchase accounting effects, where applicable.

Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
($ in millions)	2022	2021
Net income	$20.5	$22.2
Add:
Interest expense	1.3	1.1
Acquisition and integration-related expenses	0.3	0.2
Coronavirus-related expenses	—	0.9
Purchase accounting effects	—	0.1
Other income, net	(0.4)	(0.5)
Income tax expense	7.1	5.0
Depreciation and amortization	13.4	12.2
Consolidated adjusted EBITDA	$42.2	$41.2

Net sales	$330.2	$278.8

Consolidated adjusted EBITDA margin	12.8%	14.8%

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
($ in millions)	2022	2021
Operating income	$26.8	$27.1
Add:
Acquisition and integration-related expenses	0.1	—
Coronavirus-related expenses	—	0.8
Purchase accounting effects	—	0.1
Depreciation and amortization	12.4	11.3
Adjusted EBITDA	$39.3	$39.3

Net sales	$274.2	$228.1

Adjusted EBITDA margin	14.3%	17.2%
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
($ in millions)	2022	2021
Operating income	$7.9	$7.2
Add:
Coronavirus-related expenses	—	0.1
Depreciation and amortization	1.0	0.9
Adjusted EBITDA	$8.9	$8.2

Net sales	$56.0	$50.7

Adjusted EBITDA margin	15.9%	16.2%